

December 18, 2013

<u>Via E-mail</u>
Patrick W. Keene
Chief Financial Officer
AEI Income & Growth Fund XXI Ltd Partnership
30 East 7th Street, Suite 1300
St. Paul, Minnesota 55101

    Re: **AEI Income & Growth Fund XXI Ltd Partnership**
            Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
            Filed December 13, 2013
            File No. 033-85076

Dear Mr. Keene:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief